SEC 1746 (2-98)Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Aftermarket Enterprises, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

008316 10 1

(CUSIP Number)

Bryan T. Allen

Parr Brown Gee & Loveless

185 South State Street, Suite 800

Salt Lake City, UT 84111

(801) 532-7840

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008316 10 1

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Stephen J. Smith

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,320,877

	8	Shared Voting Power 0

	9	Sole Dispositive Power 6,320,877

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,320,877

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 24.9%

14	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
(a) Title of Class of Equity Securities:
Common stock (the “Common Stock”)
(b) Name of Issuer:
Aftermarket Enterprises, Inc.
(c) Address of Issuer's Principal Executive Office:
2821 McGaw Avenue Irvine, CA 92614
Item 2.	Identity and Background
(a)-(b) Name: The name and addresses of the Reporting Persons (the “Reporting Persons”) are as follows:
Stephen J. Smith (“Mr. Smith”) 2821 McGaw Avenue Irvine, CA 92614

(c)           Present principal occupation or employment of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Mr. Smith is the Vice President of Network Services of the Issuer, and its operating subsidiary, AllDigital, Inc. (“AllDigital”), both of which are located at 2821 McGaw Avenue, Irvine, CA  92614. The Issuer primarily sells auto accessories to the owners of SUVs.  AllDigital provides software tools and back-end services required by providers of digital services to manage and optimize the ongoing pairing of the digital services they offer with an increasingly diverse and complex offering of devices.

(d)           Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

Mr. Smith confirms that he has not been convicted, during the last five years, in a criminal proceeding.

(e)           Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

Mr. Smith confirms that he has not, during the last five years, been a party to a civil proceeding, the type of which is described above.

(f) Citizenship: Mr. Smith confirms that he is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On July 29, 2011, the Issuer acquired AllDigital in a reverse triangular merger (the “Merger”), in which shareholders of AllDigital received shares of common stock of the Issuer.  In connection with the Merger, Mr. Smith, as a shareholder of AllDigital, received the number of shares of the Common Stock indicated on the cover page hereof, in exchange for his shares of stock of AllDigital.

Item 4.	Purpose of Transaction

See Item 3 above.  Mr. Smith reserves the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future.  As a director of the issuer, Mr. Smith is reviewing whether to sell the primary business of the Issuer pre-merger, which was the selling of auto-accessories, in order to focus on the business of AllDigital.  Except as described above, Mr. Smith presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)           Mr. Smith is the beneficial owner of the number of shares of the Common Stock indicated on the cover page hereof.  The number of shares of the Common Stock beneficially owned by Mr. Smith represents the percentage of the outstanding shares of the Common Stock that is indicated on the cover page hereof.

(b)           The number of shares as to which Mr. Smith has sole power to vote, direct the vote, shared power to vote, direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is indicated on the cover page hereof.

(c)           See Item 3 above.

(d)           None.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  No securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits
7(a).	Agreement and Plan of Merger by and among AllDigital, Inc., Aftermarket Enterprises, Inc. and Aftermarket Acquisition, Corp., dated as of July 28, 2011. (1)
(1) Previously filed as Exhibit 2.1 to the Issuer’s Form 8-K, as filed with the Securities and Exchange Commission on August 5, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 9, 2011	/s/ STEPHEN J. SMITH
Date	Stephen J. Smith

EXHIBIT INDEX

Exhibit	Description

7(a).	Agreement and Plan of Merger by and among AllDigital, Inc., Aftermarket Enterprises, Inc. and Aftermarket Acquisition, Corp., dated as of July 28, 2011. (1)

(1) Previously filed as Exhibit 2.1 to the Issuer’s Form 8-K, as filed with the Securities and Exchange Commission on August 5, 2011.